August 12, 2024

VIA EDGAR

i-80 Gold Corp.

55190 Neil Road, Suite 460

Reno, Nevada 89502

Dear Sirs/Mesdames:

Re:	i-80 Gold Corp. (the "Company") - Prospectus Supplement dated August 12, 2024 to the Short Form Base Shelf Prospectus dated June 21, 2024 (the "Prospectus Supplement")

We hereby consent to the reference to our firm name on page S-13 of the Prospectus Supplement and under the headings "Interests of Experts" and "Enforceability of Civil Liabilities" in the Prospectus Supplement, which forms part of the registration statement on Form F-10 (File No. 333-279567) filed by the Company with the United States Securities and Exchange Commission and to the reference to our advice under the heading of "Enforceability of Civil Liabilities".

Yours very truly,

"/s/ Bennett Jones LLP"